Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 13, 2004

Valentia Telecommunications
eircom Funding
Valentia Holdings Limited
eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be incorporated by reference in the Consent Solicitation Statement, dated January 22, 2004 (the "Solicitation Statement"), of Valentia Telecommunications ("Valentia") and eircom Funding ("eircom"), and furnished on Form 6-K on such date by Valentia, eircom, Valentia Holdings Limited and eircom Limited (together, the "Companies") under the Securities Exchange Act of 1934, to the extent not superseded by documents or reports subsequently filed by the Companies under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On February 13, 2004, Valentia and eircom issued a Supplement to the Solicitation Statement, a copy of which is attached as Exhibit 99.1 hereto and a press release relating to the Supplement, a copy of which is attached as Exhibit 99.2 hereto. Also attached hereto are an Amended Letter of Consent, Letter to Clients and Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as Exhibits 99.3, 99.4 and 99.5 respectively.

EXHIBIT LIST

Exhibit	Description
99.1	Supplement to the Solicitation Statement, dated the date hereof.
99.2	Press Release, dated the date hereof.
99.3	Amended Letter of Consent, dated the date hereof.
99.4	Amended Letter to Clients, dated the date hereof.
99.5	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated the date hereof.

Commission File Number

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 13, 2004	Title:	Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 13, 2004	Title:	Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Holdings Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 13, 2004	Title:	Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 13, 2004	Title:	Chief Executive Officer